Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF SUPERVISOR

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that due to work arrangement, Mr. Li Wendong (“Mr. Li”) has tendered his resignation as an employee representative supervisor with effect from 28 May 2021.

Mr. Li has confirmed that he has no disagreement with the Board and the supervisory committee of the Company (the “Supervisory Committee”) during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Supervisory Committee would like to take this opportunity to thank Mr. Li for his contributions to the Company during his term of office as a supervisor of the Company.

By order of the Board PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

28 May 2021

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors